Filed by: AMIS Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

Filed below is a message from Christine King posted by AMI Semiconductor Corporation on its internal website on February 11, 2008 regarding ON Semiconductor Corporation’s (“ON”) proposed acquisition of AMIS Holdings, Inc. (“AMIS”).

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON and AMIS and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

In connection with the proposed merger, ON has filed a registration statement on Form S-4 (Registration No. 333-148630), as amended, containing a definitive prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of AMI by ON. The definitive prospectus/proxy statement will be mailed to stockholders of ON and AMI. Investors and security holders are urged to read the definitive prospectus/proxy statement and the other relevant materials because they contain important information about ON, AMI and the proposed merger.

The definitive prospectus/proxy statement and other relevant materials filed by ON or AMI with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by ON by contacting ON Investor Relations, Ken Rizvi, (602) 244-3437. Investors and security holders may obtain free copies of the documents filed with the SEC by AMI by contacting AMI Investor Relations, Wade Olsen, (208) 234-6045.

ON and AMI, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants is included in the definitive prospectus/proxy statement that has been filed with the SEC.

AMIS Internal Website Posting, Message from Christine King, CEO:

Dear AMI Team,

I would like to give you all an update on the anticipated acquisition of AMI by ON Semiconductor. As you know, this transaction must be approved by the shareholders of both companies. To accomplish this, both ON and AMI will each be holding a special meeting for shareholders on March 12, 2008. Assuming the shareholders of each company approve the transaction the acquisition will be completed shortly thereafter.

None of the current AMI officers will be employees of the new company if and when the acquisition concludes. This includes, Ted Tewksbury, Joe Passarello, Jon Stoner, and Charlie Lesko. However, a number of our senior managers including Bob Klosterboer will remain in key positions in the new company. I also expect that for many of you there will not be any significant changes to your jobs. As previously announced, although I will not continue employment with the new company, I will be joining the Board of Directors.

Until the deal is finalized, we all will be working to serve our customers and complete a great first quarter.

Thanks for your continued support and I will keep you posted.

Chris